ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
3 June to 1 July 2016

1 July 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 June 2016 consisted of 3,924,038,086 ordinary shares, of which, 177,092,841 were held as treasury shares; leaving a balance of 3,746,945,245 shares with voting rights.

The figure of 3,746,945,245 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

1 July 2016

National Grid plc (‘National Grid’)
Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes that Therese Esperdy, a Non-executive Director, will be appointed as Non-executive Director of Imperial Brands PLC with effect from 1 July 2016.

Contact:
David Whincup, Assistant Company Secretary (+44 20 7004 3000)

29th June 2016

National Grid plc (‘National Grid or the Company’)

Notification of Directors’ and Executive Committee Members Interests

Long Term Performance Plan

Late Yesterday, National Grid received a notification from the Trustee (UBS Trustees (Jersey) Limited) of the National Grid Long Term Performance Plan. The following Executive Directors and Executive Committee Members were granted an award of shares on 28 June 2016 in National Grid plc (the ‘Shares’) under the National Grid Long Term Performance Plan, calculated by reference to a share price of 1,021.00p and an ADS price of $69.1825. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2019 and shares will be transferred to participants net of deductions.

Director	Number of Shares/ADSs*
John Pettigrew	282,810

Andrew Bonfield	220,883

Dean Seavers	44,447	*

Executive Committee Member

Stephanie Hazell	75,803

Alison Kay	71,947

George Mayhew	61,926

Mike Westcott	88,148

Richard Adduci	14,098	*

The total share interests of the above Directors and Executive Committee Members, following these changes, are:

Director	Number of Shares/ADSs*
John Pettigrew	938,777

Andrew Bonfield	1,396,234

Dean Seavers	136,119	*

Executive Committee Member

Stephanie Hazell	287,114

Alison Kay	360,031

George Mayhew	332,609

Mike Westcott	454,283

Richard Adduci	28,380	*

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

17 June 2016

National Grid plc (National Grid)

Notification of Directors’ and Executive Committee Members Interests

National Grid Annual Performance Plan- 2016 Award

On 16 June 2016, National Grid received notification from UBS Limited, pursuant to the National Grid plc Annual Performance Plan (“APP”), that Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) were purchased in the market under the APP on Wednesday 15 June 2016, at a share price of 965.39p or an ADS price of $68.99. These Awards relate to 50% of the APP awards for Executive Directors and 33.33% for Executive Committee Members for 2015/16 being paid in shares, which (after tax on the gross cash award) must be retained until shareholding requirement is met, and in any event for two years after receipt. These awards are subject to clawback and malus provisions. The Shares and ADSs have been transferred to participants.

Awards to the Executive Directors and Executive Committee Members are as follows:

Director	Number of Shares/ADSs
John Pettigrew	13,739 Shares

Andrew Bonfield	23,614 Shares

Steve Holliday	33,375 Shares

Dean Seavers	4,680 ADSs

Executive Committee Member

Stephanie Hazell	4,900 Shares

Alison Kay	4,413 Shares

George Mayhew	4,016 Shares

Mike Westcott	5,920 Shares

Richard Adduci	651 ADSs

The total share interests of the above directors and executive committee members, following these changes, are:

Director	Number of Shares/ADSs

John Pettigrew	655,967 Shares

Andrew Bonfield	1,175,351 Shares

Steve Holliday	2,667,515 Shares

Dean Seavers	91,672 ADSs

Executive Committee Member

Stephanie Hazell	211,311 Shares

Alison Kay	288,084 Shares

George Mayhew	270,683 Shares

Mike Westcott	366,135 Shares

Richard Adduci	14,282 ADSs

Contact: R Kerner,
Assistant Secretary
(0207 004 3223)

16 June 2016

National Grid plc (National Grid)

Notification of Directors’ and Executive Committee Members Interests

DSP-2013 Award Release

Late yesterday, National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), confirming that the 2013 awards made to Executive Directors and Executive Committee Members under the Deferred Share Plan were released on 13 June 2016 (being the third anniversary of the date of the awards) in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions and associated costs.

The Shares released to Executive Directors and Executive Committee Members are as follows:

Director	Number of Shares
John Pettigrew	7,546 Shares

Andrew Bonfield	24,072 Shares

Steve Holliday	30,083 Shares

Executive Committee Member

Alison Kay	3,269 Shares

George Mayhew	3,945 Shares

Mike Westcott	5,970 Shares

The total share interests of the above directors and executive committee members, following these changes, are:

Director	Number of Shares

John Pettigrew	642,228 Shares

Andrew Bonfield	1,151,737 Shares

Steve Holliday	2,634,140 Shares

Executive Committee Member

Alison Kay	283,671 Shares

George Mayhew	266,667 Shares

Mike Westcott	360,215 Shares

Contact: R Kerner,
Assistant Secretary
(0207 004 3223)

8 June 2016

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:
ii	National Grid PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.): iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	7 June, 2016

6. Date on which issuer notified:	8 June, 2016

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

GB00B08SNH34	147,120,326	147,120,326	N/A	N/A	209,457,566	N/A	5.59%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration	Exercise/	Number of voting	% of voting
instrument	date xiii	Conversion Period xiv	rights that may be acquired if the instrument is exercised/ converted.	rights

Securities Lending			13,289,225	0.35%

American Depository Receipt			45,805	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx

CFD				1,225,314	Nominal	Delta

					0.03%	0.03%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
224,017,910	5.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held,
if applicable: xxi

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Advisors (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock Institutional Trust Company, National Association

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC

BlackRock HK Holdco Limited

BlackRock Asset Management North Asia Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Canada Holdings LP

BlackRock Canada Holdings ULC

BlackRock Asset Management Canada Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC

BlackRock HK Holdco Limited

BlackRock Cayco Limited

BlackRock Trident Holding Company Limited

BlackRock Japan Holdings GK

BlackRock Japan Co., Ltd.

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Australia Holdco Pty. Ltd.

BlackRock Investment Management (Australia) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock International Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock Asset Management Deutschland AG

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock (Netherlands) B.V.

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	BlackRock Regulatory Threshold Reporting Team

14. Contact name:	Laurel Clark

15. Contact telephone number:	020 7743 3650

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Assistant Company Secretary
0207 004 3209

National Grid plc (“NG”)

Tuesday 07 June 2016

Notification of Directors’ and Executive Committee Members Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Elian Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,201 NG ordinary shares, on 7 June 2016, under the scheme was confirmed by the Trustee today, at a price of 980.78 pence per share, on behalf of some 2,800 participants.

The following Executive Directors and Executive Committee Members of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	15 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

Executive Committee Member

Stephanie Hazell	15 Ordinary Shares

Alison Kay	13 Ordinary Shares

Mike Westcott	13 Ordinary Shares

The Directors and Executive Committee Members total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,661,175 Ordinary Shares

Andrew Bonfield	1,173,371 Ordinary Shares

John Pettigrew	649,023 Ordinary Shares

Executive Committee Member

Stephanie Hazell	5,206 Ordinary Shares

Alison Kay	91,593 Ordinary Shares

Mike Westcott	92,845 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).